Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

(Excerpt from Marathon Oil Corporation’s April 27, 2004 press release announcing its first quarter 2004 earnings)

MARATHON OIL CORPORATION REPORTS FIRST QUARTER 2004 RESULTS

•	Marathon Agrees to Acquire Ashland’s Interest in Marathon Ashland Petroleum LLC (MAP)

•	Transaction expected to close during the fourth quarter of this year

•	Successfully completed associated equity offering generating proceeds of $1 billion

“During the first quarter of 2004, we continued to focus and execute on our key business strategies, including adding value through integration. Most significantly, we recently announced an agreement to acquire the minority interest in MAP, our top quartile U.S. refining, marketing and transportation joint venture,” said Marathon Oil Corporation President and CEO Clarence P. Cazalot, Jr. “In addition to our bullish outlook on Midwest refining and the value we will gain through this acquisition, owning 100 percent of MAP will provide us the financial and strategic flexibility to capture and fund our many growth opportunities across the value chain.”

Acquisition of Minority Interest in MAP

Marathon announced in mid-March that it entered into an agreement with Ashland Inc. to acquire Ashland’s 38 percent minority interest in MAP in a transaction valued at $2.93 billion. As part of the transaction, Marathon will acquire certain other complementary Ashland businesses for additional consideration of approximately $94 million. The transaction is expected to close in the fourth quarter of this year and is contingent upon a number of conditions, including a favorable tax ruling from the U.S. Internal Revenue Service as to the tax-free nature of the transaction, Ashland shareholder approval, Ashland public debt holder consents and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act.

MAP is the largest refiner in the Midwest and fifth largest U.S. refiner with seven refineries with a total capacity of 948,000 barrels of crude oil per day. The company has nearly 8,000 miles of pipeline that it owns, operates or leases. It also markets through a network of nearly 6,000 retail outlets under the Marathon, Speedway, SuperAmerica and Pilot Travel Center brands.

Marathon successfully completed an equity offering generating net proceeds of $1 billion. The company intends to use the proceeds to help retire debt it expects to assume in connection with the transaction or to retire currently outstanding long-term debt.

Some factors that could affect the proposed acquisition of Ashland’s 38 percent interest in MAP include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. Some factors that could affect the acquisition include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, and subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.